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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                      Commission File Number____


                          NOTIFICATION OF LATE FILING


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
(Check One): /X/ Form 10-K  / / Form 20-F  / / Form 11-K  / / Form 10-Q  / / FORM N-SAR

For Period Ended:    June 30, 1996
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/  / Transition Report on Form 10-K        /  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F        /  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

 Read attached instruction sheet before preparing form. Please Print or type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

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PART I.   REGISTRANT INFORMATION
                             Cryomedical Sciences, Inc.
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Full name of registrant


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Former name if applicable
                             1300 Piccard Drive
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Address of Principal executive office (Street and number)

                             Rockville, Maryland 20850
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City, State and Zip Code


PART II.   RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         (a) The reasons described in reasonable detain in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form -SAR, or portion
/X/ thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The account's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Company is in the process of finalizing a capital Financing Transaction and requires an extension from the Commission to allow for completion of the Transaction. The Company's auditors are currently awaiting finalization of such financing in order to finish their audit. The Company fully intends to file the Form 10-K on or before the 15th calendar day following September 30, 1996.


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PART IV.   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Richard Fisher                       301          417-7070
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                 (Name)                      (Area code)  (Telephone number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)
         been filed? If answer is no, identify report(s).         /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                               / / Yes /X/ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    September 30, 1996        By   /s/ RICHARD J. REINHART
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                                       Richard J. Reinhart, President and
                                       Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.